UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

June 14, 2019

Date of Report (Date of earliest event reported)

C&J Energy Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38023	81-4808566
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

43990 Rogerdale Rd.

Houston, Texas 77042

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (713) 325-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common stock, Par value $0.01 per share	CJ	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On June 16, 2019, C&J Energy Services, Inc. (“C&J”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Keane Group, Inc. (“Keane”) and King Merger Sub Corp. (“Merger Sub”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (a) Merger Sub will merge with and into C&J (the “Merger”), with C&J surviving and continuing as the surviving corporation in the Merger as a direct, wholly-owned subsidiary of Keane, and (b) at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the surviving corporation and each outstanding share of common stock of C&J (other than shares beneficially owned by C&J) will be converted into the right to receive 1.6149 shares of common stock of Keane, plus cash in lieu of any fractional shares that otherwise would have been issued. Immediately following the Effective Time, C&J shall be merged with and into King Merger Sub II LLC (“LLC Sub”), with LLC Sub continuing as the surviving entity as a direct, wholly-owned subsidiary of Keane.

At the Effective Time, Keane will be renamed and Keane common stock, including the shares to be issued in the Merger, will be listed on the New York Stock Exchange under a new ticker symbol. Following the Effective Time, C&J’s prior common stockholders will own an aggregate of approximately 50% of the outstanding shares of common stock of the combined company and Keane’s prior common stockholders will own an aggregate of approximately 50% of the outstanding shares of common stock of the combined company, both of which calculations are on a fully diluted basis including exercisable options only. The Merger Agreement permits C&J to pay its stockholders a cash dividend of up to $1.00 per share prior to the Effective Time.

The board of directors of C&J has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, are fair to, and in the best interests of, C&J and the holders of shares of C&J’s common stock, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement, (c) directed that the Merger Agreement be submitted for adoption to the holders of C&J’s common stock and (d) subject to Section 7.2 of the Merger Agreement, resolved to recommend that the holders of C&J’s common stock vote in favor of the adoption of the Merger Agreement. The board of directors of Keane, following the unanimous recommendation of a special committee of independent directors (the “Special Committee”) of the board of directors of Keane, unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Keane and the holders of Keane common stock, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, on the terms and subject to the conditions set forth in the Merger Agreement, (c) directed that the issuance of Keane common stock in connection with the Merger (the “Keane Stock Issuance”) be submitted for approval to the holders of Keane common stock and (d) subject to Section 7.2 of the Merger Agreement, resolved to recommend that the holders of Keane common stock vote in favor of the Keane Stock Issuance. The board of directors of Merger Sub has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Merger Sub and Keane, its sole stockholder, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, on the terms and subject to the conditions set forth in the Merger Agreement, (c) determined to submit the approval of the adoption of the Merger Agreement and the transactions contemplated thereby, to Keane, as sole stockholder of Merger Sub, and (d) resolved to recommend to Keane, as sole stockholder of Merger Sub, that Keane approve the adoption of this Agreement and the Merger Agreement and the transactions contemplated thereby.

Treatment of Equity Awards

Pursuant to the Merger Agreement, at the Effective Time, (a) each outstanding C&J stock option will convert into a stock option relating to shares of Keane common stock on the terms set forth in the Merger Agreement, (b) each outstanding C&J performance share award will convert into a Keane performance share award relating to shares of Keane common stock on the terms set forth in the Merger Agreement, (c) each outstanding C&J restricted stock unit award will convert into a Keane restricted stock unit award relating to shares of Keane common stock on the terms set forth in the Merger Agreement, and (d) each outstanding C&J restricted stock award will convert into a restricted award relating to shares of Keane common stock on the terms set forth in the Merger Agreement. The number of shares of C&J common stock subject to C&J performance share awards shall be deemed to be the number of shares subject to the C&J performance share award with performance deemed achieved at target performance levels.

Post-Closing Governance

C&J and Keane have agreed to certain governance-related matters. At the Effective Time, the board of directors of the combined company will have twelve members, including (a) six directors designated by C&J, including the Chairman of C&J’s board of directors as of immediately prior to the Effective Time (the “C&J Designees”) and (b) six directors designated by Keane (the “Keane Designees”), including the Chief Executive Officer of Keane as of immediately prior to the Effective Time. The Merger Agreement requires that four of the C&J Designees and three of the Keane Designees meet the independence standards of the New York Stock Exchange with respect to the combined company as of the Effective Time.

At the Effective Time, the Chairman of C&J’s board of directors as of immediately prior to the Effective Time will be appointed to serve as the Chairman of the board of directors of the combined company and the Chief Executive Officer of Keane as of immediately prior to the Effective Time will become the Chief Executive Officer of the combined company. At the Effective Time, the Chief Financial Officer of C&J as of immediately prior to the Effective Time will become the Executive Vice President and Chief Financial Officer of the combined company, and the Chief Financial Officer of Keane as of immediately prior to the Effective Time will become the Executive Vice President and Chief Integration Officer of the combined company. Prior to the Effective Time, C&J and Keane shall take all actions necessary to cause, effective as of the Effective Time, the remaining executive officers of the combined company and its subsidiaries to be those individuals selected by the Chief Executive Officer of Keane on a merit basis, with input from the Chief Executive Officer of C&J and the Chief Financial Officers of C&J and Keane and without consideration of whether the persons selected serve as employees of the combined company were employees of C&J or Keane prior to the Effective Time.

Conditions to the Merger

The completion of the Merger is subject to the satisfaction or waiver of certain customary mutual closing conditions, including (a) holders of a majority of the outstanding shares of common stock of C&J having approved the adoption of the Merger Agreement, (b) holders of a majority of the outstanding shares of common stock of Keane having approved the Keane Stock Issuance, (c) the expiration or termination of any applicable waiting period, and the receipt of approvals, under U.S. and certain foreign antitrust and competition laws, (d) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (e) the authorization for listing of the Keane common stock to be issued in connection with the Merger on the New York Stock Exchange and (f) the receipt by each of Keane and C&J of a customary legal opinion that the Merger and C&J’s subsequent merger with and into LLC Sub will, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. tax code. The obligation of each of C&J and Keane to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of C&J, Keane and Merger Sub relating to their respective businesses, financial statements and public filings, as applicable, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of C&J and Keane, including covenants relating to conducting their respective businesses in the ordinary course and to refrain from taking certain actions without the consent of the other party. C&J and Keane also agreed to use their reasonable best efforts to cause the Merger to be consummated and to obtain regulatory approvals or expiration or termination of waiting periods.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of C&J and Keane will be subject to certain restrictions on its ability to solicit alternative Acquisition Proposals (as defined in the Merger Agreement) from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative Acquisition Proposals, subject to customary exceptions. C&J is required to call a meeting of its stockholders to vote upon the adoption of the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders vote to adopt the Merger Agreement. Keane is required to call a meeting of its stockholders to approve the Keane Stock Issuance and, subject to certain exceptions, to recommend that its stockholders vote to approve the Keane Stock Issuance.

Termination

The Merger Agreement contains termination rights for each of C&J and Keane, including, among others, if the consummation of the Merger does not occur on or before December 15, 2019, subject to a three-month extension in certain circumstances for the sole purpose of obtaining regulatory clearances. Upon termination of the Merger Agreement under specified circumstances, including the termination by C&J in the event of a Change of Recommendation (as defined in the Merger Agreement) by the board of directors of Keane, Keane would be required to pay C&J a termination fee of $30 million. In addition, upon termination of the Merger Agreement under reciprocal specified circumstances, including the termination by Keane in the event of a Change of Recommendation by the board of directors of C&J, C&J would be required to pay Keane a termination fee of $30 million. In addition, if the Merger Agreement is terminated because of a failure of C&J’s stockholders approve the adoption of the Merger Agreement or Keane’s stockholders to approve the Keane Stock Issuance, C&J or Keane, as applicable, may be required to reimburse the other party for its actual transaction expenses in an amount not to exceed $7.5 million. In no event will either party be entitled to receive more than one termination fee, net of any expense reimbursement.

The foregoing description of the Merger Agreement, and the transactions contemplated thereby, in this Current Report on Form 8-K is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about C&J or Keane. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in C&J’s or Keane’s public disclosures, as applicable.

Support Agreement

In accordance with the terms of the Merger Agreement, C&J has entered into a Support Agreement and Irrevocable Proxy (the “Support Agreement”), dated June 16, 2019, by and among Keane Investor Holdings LLC (“Keane Investor”), which beneficially owns 51,668,175 shares of Keane common stock, and Cerberus Capital Management, L.P. (“Cerberus”), an affiliate of Keane Investor. The Support Agreement places certain restrictions on the transfer of the shares of Keane held by Keane Investor and Cerberus, including, subject to certain exceptions, that for the period commencing at the Effective Time and continuing for forty-five days thereafter, Keane Investor and Cerberus shall not sell, transfer, assign, pledge, encumber or otherwise dispose of, directly or indirectly, their shares of Keane common stock or any other securities convertible into or exchangeable for Keane common stock, and includes covenants as to the voting of such shares (a) in favor of the Keane Stock Issuance and (b) against (i) any proposal made in opposition to the Keane Stock Issuance, the adoption of the Merger Agreement or that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to impede, interfere with, delay, postpone, discourage, adversely affect, compete or be inconsistent with the Merger, the Keane Stock Issuance or any other transaction contemplated by the Merger Agreement, (ii) any Acquisition Proposal and (iii) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of Keane or Merger Sub under the Merger Agreement or of Keane Investor. However, if the board of directors of Keane (at the recommendation of the Special Committee) effects a Change of Recommendation, the obligation of Keane Investor to vote its shares in the manner set forth above shall apply only with respect to the lesser of (a) all of the shares of Keane common stock which Keane Investor is the record or beneficial owner and (b) such portion of Keane common stock equal to 35% of the aggregate outstanding shares of Keane common stock.

The foregoing description of the Support Agreement, and the transactions contemplated thereby, in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As reported in C&J’s Quarterly Report on Form 10-Q for the three months ended September 30, 2018, C&J’s Chief Operating Officer, Everett Michael Hobbs, previously communicated his intent to step down during 2019. On June 14, 2019, C&J’s board of directors approved the termination of Mr. Hobbs’ employment agreement with C&J, effective upon the termination of his employment. Mr. Hobbs’ departure is expected to be effective on June 30, 2019.

Item 7.01	Regulation FD Disclosure.

On June 17, 2019, C&J and Keane issued a joint press release announcing the execution of the Merger Agreement and the entry into the foregoing transactions. A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On June 17, 2019, C&J and Keane provided supplemental information regarding the Merger in a joint investor presentation published to their respective websites. A copy of the joint investor presentation is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 7.01 and the attached Exhibit 99.1 and Exhibit 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Current Report on Form 8-K, including the exhibits hereto, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond C&J’s and Keane’s control. Statements in this communication regarding C&J, Keane and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on C&J’s and Keane’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond C&J’s and Keane’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which C&J and Keane conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets C&J and Keane serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on C&J’s and Keane’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) C&J’s and Keane’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in C&J’s and Keane’s industry; (xiii) fluctuations in the market price of C&J’s and Keane’s stock; (xiv) the level of, and obligations associated with, C&J’s and Keane’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with C&J’s and Keane’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see C&J’s and Keane’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Keane intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of C&J and Keane that also constitutes a prospectus of Keane. Each of C&J and Keane also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Keane and C&J. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about C&J and Keane, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-260-9986. Copies of the documents filed with the SEC by Keane will be available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370.

Participants in the Solicitation

C&J, Keane and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J or Keane using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated as of June 16, 2019, by and among C&J Energy Services, Inc., Keane Group, Inc. and King Merger Sub Corp.

10.1	Support Agreement and Irrevocable Proxy, dated as of June 16, 2019, by and among C&J Energy Services, Inc., Keane Investor Holdings LLC and Cerberus Capital Management, L.P.

99.1	Joint Press Release, dated June 17, 2019.

99.2	Joint Investor Presentation, dated June 17, 2019.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

C&J Energy Services, Inc.

Dated: June 17, 2019	By:	/s/ Danielle Hunter
	Name:	Danielle Hunter
	Title:	Executive Vice President, General Counsel, Chief Risk and Compliance Officer and Corporate Secretary